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                            November 9, 2023

       Aldo Baiocchi
       Chief Executive Officer
       Avvenire Electric Vehicle International Corp.
       3172 North Rainbow Boulevard #1254
       Las Vegas, NV 89108

                                                        Re: Avvenire Electric
Vehicle International Corp.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed October 27,
2023
                                                            File No. 024-12330

       Dear Aldo Baiocchi:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 11, 2023 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed October 27, 2023

       Security Ownership of Management and Certain Securityholders, page 34

   1. We note your revisions in response to prior comment 14. It appears that you should revise the table on this page
to include Aldo Baiocchi and Rob Abenante as beneficial owners.
                                                        Refer to Items 12(a)(1)
and (2) of Form 1-A. In addition, please include the address of each beneficial owner.
Refer to Item 12(b)(1) of Form 1-A.
       Independent Auditor's Report, page F-17

   2. We note your response to prior comment 26 and reissue the comment in part. Please have your auditor address
the following in its audit report:

                                                              The opinion
paragraph should refer to accounting principles "generally" accepted in the United States
of America; and
                                                              The heading of
the going concern section should be "Substantial Doubt About the
 Aldo Baiocchi
Avvenire Electric Vehicle International Corp.
November 9, 2023
Page 2
           Entity's Ability to Continue as a Going Concern". Refer to AU-C
Section 570.24.

       Please contact Stephany Yang at 202-551-3167 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,
FirstName LastNameAldo Baiocchi
                                                       Division of Corporation
Finance
Comapany NameAvvenire Electric Vehicle International Corp.
                                                       Office of Manufacturing
November 9, 2023 Page 2
cc:       Arden Anderson, Esq.
FirstName LastName